UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

52736R102
(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52736R102	Schedule 13G	Page 2 of 5

1.	Names of Reporting Persons Elizabeth H. Eisenhardt
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,829,711 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,829,711 (See Item 4(a) below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,829,711 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6% (See Item 4(b) below)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 52736R102	Schedule 13G	Page 3 of 5

Item 1(a). Name of Issuer:

Levi Strauss & Co.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1155 Battery Street

San Francisco, California 94111

Item 2(a). Name of Person Filing:

Elizabeth H. Eisenhardt

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, California 94111

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Class A Common Stock

Item 2(e). CUSIP Number:

52736R102

Item 3. If this statement is filed pursuant to §§240.13d-l(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Anon-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

CUSIP No. 52736R102	Schedule 13G	Page 4 of 5

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The reported shares include:

(i) 470,470 shares of Class B Common Stock held by the reporting person in her individual capacity;

(ii) 6,309,241 shares of Class B Common Stock held by trusts for which the reporting person serves as trustee; and

(iii) 50,000 shares of Class B Common Stock held by the reporting person’s spouse.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder.

(b)	Percent of class: 6.6%

The foregoing percentage is based on 96,241,469 shares of Class A Common Stock outstanding as of December 31, 2022, plus 6,829,711 shares of Class B Common Stock beneficially held by the reporting person as of December 31, 2022, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the reporting person.

The reporting person would beneficially own 1.7% of the total outstanding shares of the Issuer, assuming conversion of all Class B Common Stock outstanding on December 31, 2022 into Class A Common Stock.

The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share. The percentages reported do not reflect the ten-for-one voting power of the Class B Common Stock.

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 6,829,711 (See Item 4(a) above)
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 6,829,711 (See Item 4(a) above)
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of a Group

Not applicable

Item 10. Certification

Not applicable

CUSIP No. 52736R102	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2023

/s/ Parker B. Phillips
Parker B. Phillips, as attorney-in-fact for Elizabeth H. Eisenhardt